UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the Month of: March 2020

Commission File Number: 001-37847

MOTIF BIO PLC

(Exact name of registrant as specified in its charter)

125 Park Avenue

25th Floor

New York, New York 10017

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

MOTIF BIO PLC

FORM 6-K

CORPORATE UPDATE

On March 18, 2020, Motif Bio plc (the “Company”) issued a regulatory news service announcement to provide an update on recent corporate developments. A copy of the regulatory news service announcement is attached herein as Exhibit 99.1

As announced on 28 January 2020, the Company’s wholly owned subsidiary, Motif BioSciences Inc. (“Motif Inc.”), ceased all operations and engaged Tamarack Associates to facilitate the sale of iclaprim and other assets of Motif Inc. It remains the case that in spite of a comprehensive outreach program, no transaction is currently pending for the sale of Motif Inc.'s assets and there can be no assurance that there will be a transaction to monetize the assets.

Following reclassification, the Company is required to make an acquisition which constitutes a reverse takeover under the AIM Rules by 28 July 2020, failing which the Company's ordinary shares would be suspended from trading on AIM pursuant to AIM Rule 40. The Company’s admission to trading on AIM would then be cancelled six months from the date of suspension, should the reason for the suspension not have been rectified.

The Company’s Directors remain focused on sourcing an appropriate reverse takeover candidate for Motif Bio and this search continues. At present, no assurances can be provided that the effort will be successful to source and/or complete a reverse takeover transaction. The Company’s Directors will provide shareholders with further updates as appropriate.

The Company currently has sufficient working capital into May 2020. As such, the Directors continue to impose disciplined cost controls and the Company is maintaining very limited operations.

Exhibits

Exhibit 99.1	Regulatory News Service announcement issued on March 18, 2020, entitled “Corporate Update.”

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOTIF BIO PLC

By: /s/ Graham Lumsden
Name: Graham Lumsden
Title: Chief Executive Officer

Date: March 18, 2020